Idea Tech Holding Ltd

Room 721, 7/F Cyberport One

100 Cyberport Road

Pokfulam, Hong Kong

August 8, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Joel Parker
Kate Beukenkamp
Dietrich King

Re:	Idea Tech Holding Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted July 9, 2025
CIK No. 0002045440

Dear Mr. Friedman, Mr. Parker, Ms. Beukenkamp, and Mr. King,

This letter is being submitted in response to the letter dated July 15, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 submitted on July 9, 2025. An amended registration statement on Form F-1 (the “Registration Statement”) is being filed publicly to accompany this letter.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

Capitalization, page 64

1.	Please update your capitalization table to be consistent with the most recent balance sheet included in your filing.

RESPONSE: In response to the Staff’s comment, we have updated the capitalization table on page 64 of the Registration Statement to be consistent with the most recent balance sheet included in the Registration Statement.

Dilution, page 65

2.	The company’s net tangible benefit is provided as of June 30, 2024, please ensure your dilution disclosures are consistent with the most recent balance sheet included in your filing.

RESPONSE: In response to the Staff’s comment, we have updated the “Dilution” section on page 65 of the Registration Statement to be consistent with the most recent balance sheet included in the Registration Statement.

Index to Unaudited Interim Consolidated Financial Statements, page F-1

3.	Your index for your unaudited interim consolidated financial statements refers to the periods as of, and for the years ended June 30, 2023 and 2024. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, we have revised the index to correctly reflect that the unaudited interim consolidated financial statements refers to the periods as of, and for the six months ended December 31, 2023 and 2024.

4.	Your audited financial statements are currently older than 12 months and this is an initial public offering. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4 of Form 20-F.

RESPONSE: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have filed the Request for Waiver and Representation under Item 8.A.4 of Form 20-F, as Exhibit 99.8 to the Registration Statement. We respectfully advise the Staff that the Company is currently in the process of preparing the updated financial information for the year ended June 30, 2025, thus, the updated financial statements and other financial information in the filing will be submitted once ready.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Chun Ki Wan
Name:	Chun Ki Wan
Title:	Chief Executive Officer